UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 8, 2008

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  [X]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Exhibit 99

Taro to Challenge Assessment Order from Israel Income Tax Authority

Company Says Order Is Confiscatory and Reflects Double Taxation; May Seek Intervention of U.S. Government

HAWTHORNE, N.Y.--(BUSINESS WIRE)--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) said today that it has received and will immediately challenge an assessment order from the Israel Income Tax Authority (“ITA”) with respect to taxes which the ITA claims should have been withheld by Taro in connection with the exercise of certain options granted in 1992 to Taro Pharmaceuticals U.S.A., Inc., Taro’s United States subsidiary (“Taro USA”), to satisfy option grants made by Taro USA to officers of Taro USA who are residents of the United States.

Taro said it intends to vigorously challenge the validity of the assessment order, and assert that the order is confiscatory and will create an unjustified situation of double taxation, especially in light of the fact that full payment of all tax liabilities was already made in the United States. Taro may seek the intervention of the United States Government due to the resulting double taxation, which the Company believes is in contradiction to the Israel/U.S. Tax Treaty.

The Company will argue that no Israeli tax liability or withholding obligation arose as a result of the option exercise because both under Israeli tax law and under the Israel/U.S. Tax Treaty, no Israeli tax can be imposed on the employment or service income (including compensatory option gains) of United States residents derived from employment or services performed in the United States.

The options were granted in 1992 to Barrie Levitt, M.D., Chairman of the Board of Directors of Taro, Aaron Levitt, the Company’s former President, and Daniel Moros, M.D., Vice Chairman of the Board of Directors of Taro, all of whom are, and have always been, residents and citizens of the United States. Messrs. Levitt, Levitt and Moros were granted these options by Taro USA in connection with their employment in the United States by Taro USA. The options were exercised in 2001. U.S. Federal, State, and Medicare taxes in the aggregate amount of 46.3% of income derived in connection with the exercise were paid to the United States authorities in 2002. The gains from the option exercise were treated as ordinary income for United States tax purposes and taxed at the marginal rate. The ITA has now assessed a payment of approximately $34 million nominal amount of tax and approximately $19 million in penalties and other charges to be paid by Taro.

Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “intends,” “may,” “estimates,” “believes,” or "expects" to happen, “should” happen, or similar language, and statements with respect to the assessment order from the Israel Income Tax Authority, Taro’s intention to vigorously defend the validity of the assessment order, the fact that the Company may seek the intervention of the U.S. Government, and Taro’s challenge or filing of an appeal against the order in District Court in Israel. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual outcomes to differ include actions by the Israel Income Tax Authority, actions by the U.S. Government, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

CONTACT:
Kekst and Company
Roanne Kulakoff, 212-521-4837

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 8, 2008
TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Tal Levitt
			Name:	Tal Levitt
			Title:	Director and Secretary